Exhibit 99.1

STAR BULK AND OCEANBULK AGREE TO CREATE

THE LARGEST U.S. LISTED DRY BULK COMPANY

ATHENS, GREECE – June 16, 2014 – Star Bulk Carriers Corp. (“Star Bulk” or the “Company”) (NASDAQ: SBLK) announced today that it has entered into definitive agreements with entities affiliated with Oaktree Capital Management, L.P. (the “Oaktree Investors”) and Star Bulk’s Non-Executive Chairman, Mr. Petros Pappas, and certain of his immediate family members, including Milena Maria Pappas, one of Star Bulk’s directors (the “Pappas Investors”), pursuant to which Oceanbulk Shipping LLC and Oceanbulk Carriers LLC (the “Oceanbulk Companies”) and entities controlled by the Pappas Investors are expected to become indirect wholly-owned subsidiaries of Star Bulk in consideration for the issuance to the Oaktree Investors and the Pappas Investors of 54.104 million shares of common stock of Star Bulk (the “Transaction”).

Transaction Overview

Through the Transaction, Star Bulk is acquiring an operating fleet of 15 dry bulk carrier vessels, with an average age of 5.6 years and an aggregate capacity of approximately 1.75 million dwt, including five Capesize vessels, two post-Panamax vessels, six Kamsarmax vessels and two Supramax vessels and contracts for the construction of 26 fuel-efficient, eco-design newbuilding dry bulk vessels including eight Newcastlemax vessels, eight Capesize vessels and ten Ultramax vessels each being built at shipyards in Japan and China. The newbuild vessels are scheduled to be delivered in 2014, 2015 and 2016.

Upon completion of the Transaction, the Oaktree Investors will own 61.3% of Star Bulk’s shares of common stock and the Pappas Investors will own 12.5% of Star Bulk’s common stock. In connection with the Transaction, the Company has agreed to enter into shareholders agreements with the Oaktree Investors and the Pappas Investors providing for certain voting restrictions, standstill obligations and ownership limitations and, for the Oaktree Investors, certain rights to make Board nominations and to appoint officers of the Company. As part of the Transaction, the Oaktree Investors, the Pappas Investors and the Company have agreed that Mr. Petros Pappas will become the Chief Executive Officer of the Company and Mr. Spyros Capralos will become Non-Executive Chairman of the Board.

Benefits of the Transaction, Upon Completion:

•	Creates the largest, diversified, ultra-modern U.S. listed dry bulk company with a fully delivered fleet of 69 vessels approximating 8.7 million deadweight tons, including 33 Capesize and Newcastlemax vessels. The combined fleet is one of the largest eco fleets in the world with 39 eco and 7 semi-eco vessels and the acquired ships were built or will be built at reputable Japanese and Chinese shipyards.

•	The combined Company will be a prominent market player with a strong shareholder base and a significant platform well positioned to be an industry consolidator. Following the Transaction, the Company intends to pursue additional accretive acquisition transactions.

•	The combined Company’s size provides it with a substantial commercial presence and provides additional economies of scale on technical operations. The combined fleet will be technically managed by the Company’s in-house technical management operation and all vessels are expected to utilize the commercial services of Interchart, a company affiliated with family members of Mr. Pappas in which the Company owns a 33% interest.

•	Enhanced fleet profile positions the Company to benefit from expanding major bulk commodity trade, especially via long haul voyages. The combined fleet profile with a significant number of Capesize and Newcastlemaxes bulk carriers coupled with the current Company chartering strategy provides significant earnings and cash flow upside in strong markets.

•	Significantly increases the market capitalization. Based on 54.104 million newly issued shares, the combined market capitalization, assuming the June 13, 2014 closing share price of $12.07 per share, would be $1,009 million.

The Transaction has been approved by the Board of Directors of Star Bulk, based upon the recommendation of a transaction committee of disinterested directors established by the Board of Directors of Star Bulk (the “Transaction Committee”), which negotiated the Transaction on behalf of Star Bulk. The Transaction Committee is composed of Tom Softeland, a director of Star Bulk since the inception of the Company, and Roger Schmitz, a director since July 2013 and a senior investment professional with Monarch Alternative Capital LP (“Monarch”). The Transaction Committee negotiated the Transaction value on a net asset value for net asset value basis using the average of three reputable appraisal providers. As part of this negotiation, there was a $35 million adjustment to net asset value in favor of Star Bulk.

Petros Pappas, Chairman of Star Bulk Carriers Corp., commented: “We are excited to announce this transformational Transaction that, when completed, will create the largest U.S. listed dry bulk owner and operator. I would like to thank Spyros Capralos for his leadership and stewardship of the business as President and CEO, and I am pleased that Spyros will continue to provide leadership in his role of Non-Executive Chairman of the Board following the closing of the Transaction. I am looking forward to assuming the CEO role and will focus on, among other things, maximizing the performance of the existing fleet, overseeing the successful delivery of the significant existing newbuilding program, and positioning the Company to grow quickly and significantly in the highly fragmented dry bulk sector”.

Spyros Capralos, President & CEO of Star Bulk, commented: “The Transaction marks an important next step in the evolution for Star Bulk. Since 2013, Star Bulk has dramatically improved its market capitalization and liquidity through the successful completion of the rights offering and add-on equity offering, modernized its existing fleet and placed a series of significant newbuilding orders to position the Company for the future. With this Transaction the Company creates the largest U.S. listed dry bulk company with a strong shareholder base.

We believe that the Transaction is accretive to earnings, cash flow, and net asset value, and also has additional benefits as it will dramatically increase the market capitalization and asset base, enhance the on-the-water fleet portfolio, increase the newbuilding portfolio by combining two similar newbuild strategies, and improve access to capital to fund the current and assumed capital expenditure obligations. In addition, the combined business will be well positioned to capitalize on an improving dry bulk market with significant operating leverage to rising rates.

I would like to thank the Transaction Committee of disinterested directors that have spent significant time negotiating the Transaction on Star Bulk’s behalf, and I look forward to assuming my role as Non-Executive Chairman of the Board.”

The Transaction is expected to close within the next 30 days subject to customary conditions, including the affirmative vote of a majority of Star Bulk’s shareholders that are not affiliated with the Oaktree Investors or the Pappas Investors to approve the Transaction at a special meeting of shareholders (“Special Meeting”). Star Bulk expects to hold the Special Meeting on July 11, 2014. The Board of Directors has established June 17, 2014 as the record date for such meeting.

In connection with the Special Meeting, the investment funds controlled by Monarch, which owns 20.9% of the outstanding shares of Star Bulk and represents 28.1% of the shareholders that are not affiliated with the Oaktree Investors and Pappas Investors, have entered into a voting agreement with the Oaktree Investors and Pappas Investors to vote all of their Star Bulk shares in favor of the Transaction.

Seward & Kissel LLP is serving as legal counsel to Star Bulk in connection with the Transaction, Paul, Weiss, Rifkind, Wharton & Garrison LLP is serving as Oceanbulk’s legal counsel and Willkie, Farr & Gallagher LLP is serving as Monarch’s legal counsel. Evercore is serving as financial advisor to the Transaction Committee of the Star Bulk Board of Directors and Wachtell Lipton Rosen & Katz is serving as the Transaction Committee’s legal counsel.

For further information about the Transaction, please refer to the proxy materials to be furnished by the Company to the U.S. Securities and Exchange Commission.

Post-Transaction Star Bulk On-The-Water Fleet

Vessel Name	Type	Yard	Country	DWT	Year Built
Obelix	Capesize	Imabari	Japan	181,433	2011
Pantagruel	Capesize	Imabari	Japan	180,181	2004
Star Borealis	Capesize	Hanjin Subic	Phillipines	179,678	2011
Star Polaris	Capesize	Hanjin Subic	Phillipines	179,600	2011
Big Fish	Capesize	Mitsui	Japan	177,662	2004
Kymopolia	Capesize	Namura	Japan	176,990	2006
Big Bang	Capesize	SWS	China	174,109	2007
Star Aurora	Capesize	Koyo	Japan	171,199	2000
Star Mega	Capesize	Mitsubishi HI	Japan	170,631	1994
Star Big	Capesize	Halla Samho	Korea	168,404	1996
Star Sirius	Post panamax	Tsuneishi Zoushan	China	98,681	2011
Star Vega	Post panamax	Tsuneishi Zoushan	China	98,681	2011
Amami	Post Panamax	Tsuneishi Zoushan	China	98,681	2011
Madredeus	Post Panamax	Tsuneishi Zoushan	China	98,681	2011
ABYO Angelina	Kamsarmax	Tsuneishi	Japan	82,981	2006
Pendulum	Kamsarmax	Tsuneishi	Japan	82,619	2006

ABYO Oprah	Kamsarmax	Tsuneishi	Japan	82,551	2006
Mercurial Virgo	Kamsarmax	Longxue	China	81,545	2013
Magnum Opus	Kamsarmax	JMU	Japan	81,022	2014
Tsu Ebisu	Kamsarmax	JMU	China	80,800	2014
Star Challenger	Ultramax	Iwagi Zosen	Japan	61,462	2012
Star Fighter	Ultramax	Iwagi Zosen	Japan	61,455	2013
Maiden Voyage	Supramax	Kawasaki	Japan	58,722	2012
Strange Attractor	Supramax	Mitsui	Japan	55,742	2006
Star Omicron	Supramax	Imabari	Japan	53,489	2005
Star Gamma	Supramax	Oshima	Japan	53,098	2002
Star Zeta	Supramax	Oshima	Japan	52,994	2003
Star Delta	Supramax	Tsuneishi	Japan	52,434	2000
Star Theta	Supramax	Tsuneishi Cebu	Phillipines	52,425	2003
Star Epsilon	Supramax	Tsuneishi Cebu	Phillipines	52,402	2001
Star Cosmo	Supramax	Yangzhou Dayang	China	52,247	2005
Star Kappa	Supramax	Sanoyas HM	Japan	52,055	2001
Total	32			3,304,654

Post-Transaction Star Bulk Newbuildings

Vessel Name	Type	Yard	Country	DINT	Expected Delivery
HN NE166	Newcastlemax	NACKS	China	209,000	May-15
HN NE167	Newcastlemax	NACKS	China	209,000	Jun-15
HN NE184	Newcastlemax	NACKS	China	209,000	Jul-15
Hull NE 198	Newcastlemax	NACKS	China	209,000	Mar-16
N/B 1359*	Newcastlemax	SWS	China	208,000	Sep-15
Hull 1372*	Newcastlemax	SWS	China	208,000	Nov-15
N/B 1360*	Newcastlemax	SWS	China	208,000	Dec-15
Hull 1342	Newcastlemax	SWS	China	208,000	Jan-16
Hull 1371*	Newcastlemax	SWS	China	208,000	Feb-16
N/B 1361*	Newcastlemax	SWS	China	208,000	Mar-16
Hull 1343	Newcastlemax	SWS	China	208,000	Apr-16
N/B 1362*	Newcastlemax	SWS	China	208,000	May-16
N/B 1363*	Newcastlemax	SWS	China	208,000	Jun-16
HN 5016	Capesize	JMU	Japan	182,160	Oct-14
HN 213	Capesize	JMU	Japan	182,000	Jul-14
HN 214	Capesize	JMU	Japan	182,000	Aug-14
HN 5017	Capesize	JMU	Japan	182,000	Mar-15
HN 5055	Capesize	JMU	Japan	182,000	Jul-15
HN 5056	Capesize	JMU	Japan	182,000	Aug-15
HN 1312	Capesize	SWS	China	180,000	Aug-15
HN 1313	Capesize	SWS	China	180,000	Sep-15
Hull 1338	Capesize	SWS	China	180,000	Oct-15
Hull 1339	Capesize	SWS	China	180,000	Jan-16
HN 1061*	Ultramax	Yangzijiang	China	64,000	Jan-15
HN 1062*	Ultramax	Yangzijiang	China	64,000	Mar-15
HN 1063*	Ultramax	Yangzijiang	China	64,000	Apr-15
HN 1064*	Ultramax	Yangzijiang	China	64,000	May-15
HN 1080	Ultramax	Yangzijiang	China	64,000	Jul-15
HN 1081	Ultramax	Yangzijiang	China	64,000	Aug-15
HN 1082	Ultramax	Yangzijiang	China	64,000	Sep-15
HN 1083	Ultramax	Yangzijiang	China	64,000	Oct-15
HN NE164	Ultramax	NACKS	China	61,000	Apr-15
HN NE165	Ultramax	NACKS	China	61,000	Apr-15
Hull NE 196	Ultramax	NACKS	China	61,000	Oct-15

Hull NE 197	Ultramax	NACKS	China	61,000	Nov-15
Hull 5040	Ultramax	JMU	Japan	60,000	Jun-15
Hull 5043	Ultramax	JMU	Japan	60,000	Sep-15
Total	37			5,396,160	100nl

Grand Total OTW Fleet	32			3,304,654
Grand Total NBs	37			5,396,160
Grand Total Fully Delivered	69			8,700,814

*Acquired via Bareboat Hire Purchase (BBHP) structure

Conference Call

Our management team will host a conference call to discuss the transaction on Monday, June 16, 2014 at 5 p.m. Eastern Time (ET).

Participants should dial into the call 10 minutes before the scheduled time using the following numbers:

1(866) 819-7111 (from the US),

0(800) 953-0329 (from the UK) or

+ (44) (0) 1452 542 301 (from outside the US).

Please quote “Star Bulk.”

A replay of the conference call will be available until June 23, 2014. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 3128607#.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Star Bulk website (www.starbulk.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk’s vessels transport major bulks, which include iron ore, coal and grain and minor bulks which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece. Its common stock trades on the Nasdaq Global Select Market under the symbol “SBLK”. Star Bulk has an operating fleet of seventeen dry bulk carriers, consisting of five Capesize, two Post Panamax, two Ultramax and eight Supramax dry bulk vessels with a combined cargo carrying capacity of 1,610,935 deadweight tons and an average age of approximately 9.0 years. In addition, Star Bulk provides vessel management services to fourteen third party dry bulk vessels, including five Capesize, two Post Panamax, two Kamsarmax, two Panamax and three Supramax vessels with a combined cargo carrying capacity of 1,569,255 deadweight tons. We have also entered into agreements for the construction of eleven fuel efficient dry bulk vessels, consisting of five Newcastlemax vessels, two Capesize vessels and four Ultramax vessels, with a combined cargo carrying capacity of 1,643,000 deadweight tons. All of the newbuilding vessels are expected to be delivered during 2015 and early 2016.

Star Bulk’s common stock is listed for trading on the NASDAQ Global Select Market under the symbol “SBLK.”

About Oceanbulk Companies

The Oceanbulk Companies are international shipping companies that own and operate a fleet of dry bulk carrier vessels. On a fully delivered basis, the Oceanbulk Companies will have a fleet of 37 vessels consisting primarily of Capesize as well as Kamsarmax and Ultramax vessels with a carrying capacity between 55,000 dwt and 209,000 dwt. The Oceanbulk Companies’ fleet includes 12 vessels in the water (five Capesize vessels, two post-Panamax vessel, three Kamsarmax vessels and two Supramax vessels), with aggregate cargo carrying capacity of approximately 1.5 million deadweight tons and 25 fuel-efficient “Eco-type” vessels currently under construction at leading shipyards in Japan and China for delivery in 2014 and 2015, with an aggregate cargo carrying capacity of 3.5 million deadweight tons. Oceanbulk Companies’ vessels transport a broad range of major and minor bulk commodities, including ores, coal, grains and fertilizers, along worldwide shipping routes. In the Transaction, (i) Star Bulk will acquire the Oceanbulk Companies through a merger of their immediate parent companies with two Star Bulk subsidiaries, and (ii) Star Bulk has agreed to acquire, upon successful future delivery, two 2006 built Tsuneishi (Japan) Kamsarmax vessels to be distributed to Oceanbulk Shipping LLC from its Heron Ventures Ltd. joint venture. The shares for this acquisition are included in the 54.104 million shares being issued in total for the Transaction.

About Pappas Investors

Entities controlled by the Pappas Investors, which will be acquired by Star Bulk in the Transaction, currently own a 2014 built Kamsarmax dry bulk carrier and a contract for the construction of a newbuilding Capesize dry bulk carrier scheduled to be delivered in 2014.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

Forward-looking statements include, without limitation, statements regarding:

•	The effectuation of Star Bulk’s subsidiary merger transaction;
•	The delivery to and operation of assets by Star Bulk;
•	Star Bulk’s future operating or financial results;
•	Future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; and
•	Dry bulk market trends, including charter rates and factors affecting vessel supply and demand.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Company’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Additional Information

Nothing contained in this press release constitutes a solicitation of materials of any vote or approval in respect of the proposed merger or the proposed transactions involving Star Bulk or otherwise contemplated herein. In connection with the proposed merger and the proposed transaction, a special stockholder meeting is expected to held on or about July 11, 1014, to obtain stockholder approval. In connection with the merger and the proposed transactions, Star Bulk intends to furnish relevant materials, including a proxy statement, with the Securities and Exchange Commission (the “SEC”) on Form 6-K. Investors and security holders of Star Bulk are urged to read the proxy statement and other relevant materials when they become available because they will contain important information about Star Bulk, Oceanbulk, the Merger and the proposed transactions. The proxy statement and other relevant materials (when they become available), and any other documents filed by Star Bulk with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov, at Star Bulk’s website at www.starbulk.com, or by sending a written request to Star Bulk at c/o Star Bulk Management Inc. 40, Agiou Konstantinou Str., Maroussi 15124, Athens, Greece, Attention: Investor Relations.

Star Bulk and its directors, executive officers, and certain other members of management and employees may be deemed to be participants in soliciting proxies from the stockholders of Star Bulk in favor of the Merger. Information regarding the persons who may be considered to be participants in the solicitation of Star Bulk’s stockholders in connection with the proposed transaction and their ownership of Star Bulk’s common stock will be set forth in Star Bulk’s proxy statement for its special meeting. Investors can find more information about Star Bulk and its executive officers and directors in its Annual Report on Form 20-F for the fiscal year ended December 31, 2013 and in its proxy statement, when available, that will be furnished to the SEC on Form 6-K.

Contacts:

Company:	Investor Relations / Financial Media:
Simos Spyrou	Nicolas Bornozis
CFO	President
Star Bulk Carriers Corp.	Capital Link, Inc.
c/o Star Bulk Management Inc.	230 Park Avenue, Suite 1536
40 Ag. Konstantinou Av.	New York, NY 10169
Maroussi 15124	Tel. (212) 661-7566
Athens, Greece	E-mail: starbulk@capitallink.com
www.starbulk.com	www.capitallink.com